Exhibit 99.4

MATERIAL EVENT

The Board of Directors of CorpBanca during its session held on January 27, 2009 has decided to disclose to the general public as a material event its resolution to call an Ordinary General Shareholders’ Meeting to be held on February 26, 2009, for the purpose of submitting to the shareholders’ consideration those matters of their competence, among others, to approve at said General Shareholders’ Meeting the balance sheet and financial statements for the fiscal year ended 2008 and to decide on the distribution of a dividend representing 100% of the net income for 2008 of Ch$56,310,425,238. This means a dividend per share of Ch$0.25452585986414 would be distributed, which, if approved, will be paid at the end of the Shareholders’ Meeting. In the event the distribution of dividends is approved in the terms set forth above, those shareholders of record as of the fifth business day prior to the dividend payment date will be entitled to receive the dividend.

In addition and as a result of the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, the Board of Directors will propose to the General Shareholders to adopt as a dividend policy the distribution of at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

CHIEF EXECUTIVE OFFICER